Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: April 19, 2017

First Quarter 2017 Trading Statement

First Quarter 2017 Extraordinary Dividend

19 April 2017

Henderson Group plc (“Henderson”) publishes its first quarter 2017 trading statement today. The comments below refer to the period 1 January 2017 to 31 March 2017 (“the period”) unless otherwise stated.

Key points

•                  Assets under management (“AUM”) at 31 March 2017 increased to £103.1bn (31 December 2016: £101.0bn), driven by positive investment performance and FX gains

•                  Net outflow of £1.4bn from Retail and £0.4bn from Institutional

•                  Long-term investment performance remained strong, with 73% of funds outperforming over three years(1)

•                  First quarter 2017 extraordinary dividend of 1.85p per share.

Andrew Formica, Chief Executive of Henderson, said: “While Retail client outflows continued, we saw an improvement in client sentiment and flows as we moved towards the end of the quarter. Aside from the one-off outflows that resulted from the merger-related restructuring of our Global Equities team, our Institutional business continues to see steady growth, with a healthy number of mandates funding since quarter end.

“We have made substantial progress in preparation for our proposed merger with Janus Capital Group. It is an exciting time as momentum builds towards the launch of Janus Henderson Investors, which will enable us to significantly increase our distribution reach and investment capabilities. We continue to be pleased with the supportive response from clients and await shareholder approval on 26 April.”

Henderson Group plc 47 Esplanade, Jersey JE1 0BD Registered in Jersey No. 101484 ABN 67 133 992 766

AUM and flows

Total AUM increased in the period to £103.1bn at 31 March 2017 (31 December 2016: £101.0bn), driven by positive investment performance and FX gains.

	Opening AUM	Net flows	Market / FX	Closing AUM
Channel (£m)	31 Dec 16	1Q17		31 Mar 17
Retail	59,353	(1,377)	2,457	60,433
Institutional	41,598	(411)	1,501	42,688
TOTAL	100,951	(1,788)	3,958	103,121

Retail net outflows were £1.4bn for the quarter, with 85% of the outflow occurring in the first two months. Against an improving economic and European political backdrop, Retail client sentiment is showing encouraging signs of improvement with outflows tapering significantly through March. This positive trend continued into April.

UK Retail saw a net outflow of £0.2bn in the first quarter, with continued client demand for Henderson UK Absolute Return and growing interest in Emerging Markets offset by modest outflows from the Property fund.

In the US Mutual fund range, continued demand for income led to net inflows to Global Equity Income. This was counterbalanced by outflows from International Opportunities and European Focus reflecting a continuation of the trend observed in the latter half of 2016, with clients reducing exposure to non-US assets. Net outflows were £0.2bn, an improvement on previous periods.

SICAVs in Continental Europe and Latin America saw an outflow of £1.0bn as clients continued to reduce their exposure to European assets. However, outflows slowed towards the end of the quarter as concerns over the political landscape in Europe subsided.

The Australian Retail business made a modestly positive contribution to net flows in the first quarter — its sixth consecutive quarter of positive net flows.

Institutional net outflows were £0.4bn. Mandate wins which funded in the first quarter were offset by one-off redemptions following the merger-related restructure of Henderson’s Global Equities offering. Further new mandates, which funded in early April, reversed this position. After these, there remains a healthy pipeline of unfunded mandate wins.

Henderson’s Institutional business continues to diversify both in terms of asset class and geography. Support from Institutional clients remains encouraging, as the investments made in improving Henderson’s Institutional offering continue to bear fruit.

Investment performance(1)

Long-term investment performance remained strong, with 73% of funds outperforming the relevant benchmark over three years (December 2016: 77%). Over one year, 54% of funds outperformed (December 2016: 50%).

(1)         Representing 99% of assets under management as at 31 March 2017. Percentage of funds, on an asset-weighted basis, that are outperforming relative to benchmark, percentile ranking or absolute where appropriate. Returns quoted net of fees for Retail and gross of fees for Institutional, mirroring client reporting.

Extraordinary first quarter 2017 dividend

Following Janus Capital Group Inc.’s (“Janus”) intention announced in January to pay a first quarter 2017 dividend to Janus shareholders prior to closing of the recommended merger with Henderson, the Board of Directors of Henderson (“the Board”) confirmed its intention to pay Henderson shareholders an extraordinary dividend, with a view to ensuring equality of treatment of each set of shareholders.

On 18 April 2017, the Board declared an extraordinary first quarter dividend of 1.85p per share.

The extraordinary dividend will be paid on 19 May 2017 to shareholders on the Henderson register on 5 May 2017.

Janus Henderson Group second quarter 2017 results

Subject to merger completion, Janus Henderson Group intends to release its second quarter results for 2017 on Tuesday 8 August 2017.

Conference call

Andrew Formica will host a conference call to discuss the first quarter trading statement on 19 April 2017 at 8.30am (London time) / 5.30pm (Sydney time). He will be joined by Roger Thompson, Chief Financial Officer and Phil Wagstaff, Global Head of Distribution.

Teleconference details

Participants are recommended to start dialling in 5-10 minutes prior to the start of the call.

Dialling from:
United Kingdom	0800 694 0257 (free call)
Australia	1800 020 199 (free call)
All other countries	+44 (0) 1452 555 566 (this is not a free call number)
Conference title	Henderson Group, Q1 Trading Statement
Conference ID	98206631
Chair person	Andrew Formica

Audio cast details

You can log on to the audio cast of the Q1 Trading Statement which will start at 8.30am (London time) / 5.30pm (Sydney time) via the relevant link on https://www.henderson.com/ir/content/group-presentations-webcasts.

An archive of the audio cast will be available shortly after the event.

* * *

Investor enquiries
Miriam McKay	+44 (0) 20 7818 2106
Head of Investor Relations	miriam.mckay@henderson.com

Louise Curran	+44 (0) 20 7818 5927
Investor Relations Manager	louise.curran@henderson.com

Media enquiries
Angela Warburton Global Head of Communications	+44 (0) 20 7818 3010 angela.warburton@henderson.com

United Kingdom: FTI Consulting Andrew Walton	Asia Pacific: Honner Rebecca Piercy
+44 (0) 20 3727 1514	+61 (0) 2 8248 3740

About Henderson

Henderson is an independent global asset manager, specialising in active investment. Named after its first client and founded in 1934, Henderson is a client-focused global business with over 1,000 employees worldwide and assets under management of £103.1bn (31 March 2017). Its core areas of investment expertise are European equities, global equities, global fixed income, multi-asset and alternatives.

Henderson is dual-listed on the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE) and has a market capitalisation of approximately £2.6bn (13 April 2017).

Further information can be found at www.henderson.com/IR.

Forward-looking statements and other important information

This announcement contains forward-looking statements with respect to the financial condition, results and business of Henderson Group plc. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Henderson’s actual future results may differ materially from the results expressed or implied in these forward-looking statements. Nothing in this announcement should be construed as a profit forecast.

The content of the websites referred to in this announcement is not incorporated into and does not form part of this announcement. Nothing in this announcement should be construed as or is intended to be a solicitation for or an offer to provide investment advisory services.

In connection with the proposed merger, Henderson has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), which was declared effective by the SEC on March 21, 2017, containing a proxy statement of Janus Capital Group and other documents regarding the proposed merger. Before making any voting or investment decision, the respective investors and shareholders of Henderson and Janus Capital Group are urged to carefully read the entire registration statement of Henderson, including the proxy statement of Janus Capital Group, and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they contain important information about Henderson, Janus Capital Group and the proposed merger. The registration statement and other related documents filed by Henderson and Janus Capital Group are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at Henderson’s website, www.henderson.com or at Janus Capital Group’s website www.janus.com, respectively.